INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 9, 2026

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the Tradr 2X Long ARQQ Daily ETF, Tradr 2X Long BETR Daily ETF, Tradr 2X Long BKKT Daily ETF, Tradr 2X Long CRML Daily ETF, Tradr 2X Long EH Daily ETF, Tradr 2X Long EVEX Daily ETF, Tradr 2X Long FRMI Daily ETF, Tradr 2X Long INOD Daily ETF, Tradr 2X Long IOT Daily ETF, Tradr 2X Long KDK Daily ETF, Tradr 2X Long LAC Daily ETF, Tradr 2X Long NTSK Daily ETF, Tradr 2X Long ONDS Daily ETF, Tradr 2X Long PATH Daily ETF, Tradr 2X Long QURE Daily ETF, Tradr 2X Long RZLV Daily ETF, Tradr 2X Long SHLS Daily ETF, Tradr 2X Long SNAP Daily ETF, Tradr 2X Long USAR Daily ETF and Tradr 2X Long WDC Daily ETF

Dear Ms. O’Neal:

This letter summarizes the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2025, regarding Post-Effective Amendment No. 470 to the Registrant’s registration statement filed on Form N-1A on October 28, 2025 (the “Registration Statement”), with respect to the Tradr 2X Long ARQQ Daily ETF, Tradr 2X Long BETR Daily ETF, Tradr 2X Long BKKT Daily ETF, Tradr 2X Long CRML Daily ETF, Tradr 2X Long EH Daily ETF, Tradr 2X Long EVEX Daily ETF, Tradr 2X Long FRMI Daily ETF, Tradr 2X Long INOD Daily ETF, Tradr 2X Long IOT Daily ETF, Tradr 2X Long KDK Daily ETF, Tradr 2X Long LAC Daily ETF, Tradr 2X Long NTSK Daily ETF, Tradr 2X Long ONDS Daily ETF, Tradr 2X Long PATH Daily ETF, Tradr 2X Long QURE Daily ETF, Tradr 2X Long RZLV Daily ETF, Tradr 2X Long SHLS Daily ETF, Tradr 2X Long SNAP Daily ETF, Tradr 2X Long USAR Daily ETF and Tradr 2X Long WDC Daily ETF, each a series of the Registrant (each, a “Fund” and collectively, the “Funds”).

Responses to the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

1.	Comment: On page 2 of the Prospectus, the second sentence of the last paragraph states “[a]s a consequence, if a Fund’s underlying security moves more than 50% (for a Fund seeking two times daily performance) on a given trading day in a direction adverse to the Fund, the Fund’s investors would lose all of their money.” Please confirm if the disclosure contained in the parenthetical should be there.

Response: The Registrant has deleted the parenthetical.

Principal Investment Strategies – All Funds

2.	Comment: The disclosure in the principal investment strategies refers to the underlying security in some instances and the ticker symbol in other instances. Please revise the disclosure so that it refers to the company’s ticker symbol to avoid confusion.

Response: The Registrant has revised the disclosure to reflect the ticker symbol where appropriate.

3.	Comment: With respect to the disclosure regarding the Fund being concentrated in the industry assigned to the underlying security, please add the underlying security’s industry.

Response: The Registrant has made the requested revisions.

Principal Risks – All Funds

4.	Comment: Please add “or shorter” to the second sentence under “Compounding Risk.”

Response: The Registrant has revised the disclosure as follows:

The performance of the Fund for periods longer or shorter than a single day will very likely differ in amount, and possibly even direction, from 200% of the daily return of the underlying security for the same period, before accounting for fees and expenses.

5.	Comment: Please ensure that all principal risks have corresponding disclosure in the principal investment strategies. For example, each Fund has “Portfolio Turnover” as a principal risk, however, there is no disclosure regarding frequent and active trading in the Funds’ principal investment strategies. Please reconcile.

Response: The Registrant has made the requested revisions.

STATEMENT OF ADDITIONAL INFORMATION

6.	Comment: In the table below the third fundamental investment policy in the Investment Restrictions section of the SAI, please identify the industry of each Underlying Security.

Response: The Registrant respectfully declines to make the requested revisions, as the fundamental investment policy cannot be changed without a shareholder vote and the Registrant has no control over what industry an Underlying Security is assigned to or whether that industry may change in the future. The Registrant has combined the table listing each Fund and its Underlying Security with the separate table listing each Underlying Security and its industry, and has included that combined table and the following introductory sentence immediately after the Funds’ non-fundamental policies:

As of the date of this SAI, each Underlying Security referenced in the third fundamental policy listed above is assigned to the corresponding industry listed in the table below (which may change from time to time as determined pursuant to the Standard Industrial Classification (SIC) Code that appears on the EDGAR page of the Underlying Security or pursuant to another established industry classification framework):

Fund	Underlying Security	Industry of Underlying Security
Tradr 2X Long ARQQ Daily ETF	Arqit Quantum Inc.	Computer Software – Prepackaged Software
Tradr 2X Long BETR Daily ETF	Better Home & Finance Holding Co.	Finance – Consumer Services
Tradr 2X Long BKKT Daily ETF	Bakkt Holdings, Inc.	Finance Services
Tradr 2X Long CRML Daily ETF	Critical Metals Corp.	Metal Mining
Tradr 2X Long EH Daily ETF	EHang Holdings Ltd.	Aerospace
Tradr 2X Long EVEX Daily ETF	Eve Holding, Inc.	Aerospace & Defense
Tradr 2X Long FRMI Daily ETF	Fermi Inc.	Real Estate Investment Trust
Tradr 2X Long INOD Daily ETF	Innodata Inc.	Information Technology Services
Tradr 2X Long IOT Daily ETF	Samsara Inc.	Software – Infrastructure
Tradr 2X Long KDK Daily ETF	Kodiak AI, Inc.	Automobiles & Components
Tradr 2X Long LAC Daily ETF	Lithium Americas Corp.	Metal Mining
Tradr 2X Long NTSK Daily ETF	Netskope Inc.	Computer Software – Prepackaged Software
Tradr 2X Long ONDS Daily ETF	Ondas Holdings Inc.	Communications Equipment
Tradr 2X Long PATH Daily ETF	UiPath, Inc.	Computer Software – Prepackaged Software
Tradr 2X Long QURE Daily ETF	uniQure N.V.	Biotechnology – Pharmaceutical Preparations
Tradr 2X Long RZLV Daily ETF	Rezolve AI PLC	Computer Software – Computer Programming, Data Processing
Tradr 2X Long SHLS Daily ETF	Shoals Technologies Group, Inc.	Semiconductor
Tradr 2X Long SNAP Daily ETF	Snap Inc.	Internet Content & Information
Tradr 2X Long USAR Daily ETF	USA Rare Earth, Inc.	Metal Mining
Tradr 2X Long WDC Daily ETF	Western Digital Corp.	Electronic Components

* * * * *

The Registrant notes that it does not intend to seek effectiveness for the Tradr 2X Long CIFR Daily ETF and the Tradr 2X Long KVUE Daily ETF contained in PEA 470 and those funds will be marked inactive on EDGAR.

The Registrant believes that it has fully responded to the comments. If, however, you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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